Exhibit 99.2

COGNOS INCORPORATED

Moderator: Rob Ashe

November 12, 2007

8:45 am CT

Operator:	Ladies and gentlemen, thank you for standing buy. Welcome to the IBM Offer to Acquire Cognos Conference Call.

During the presentation, all participants will be in listen-only mode. Afterwards we will come back to question and answer session.

If you have a question please press the 1 followed by the 4 on your telephone. At that time your line will briefly be assessed from the conference to obtain information.

If at any time during the conference you need to reach an operator, please press star 0.

As a reminder, this conference is being recorded Monday, November 12, 2007.

I would now like to turn the conference over to Mr. Rob Ashe, President and Chief Executive Officer. Please go ahead sir.

Rob Ashe:

Well good morning everyone and welcome to this call to talk with the exciting news that we announced this morning, and I guess the first day of the next part of Cognos’s great journey and performance management.

I have with me in the room here a couple of folks. I’m going to start, make a couple of comments on the news of this morning. I’m then going to introduce you to Ambuj Goyal who spearheaded this acquisition at IBM and leads IBM’s information management group.

Both Les and Peter are going to make a few comments about the acquisition and then we’re going to open it up to Q & A.

We’ve got about 30 minutes so we’re going to try and stick to that because we have a lot to do today.

First of all, specifically on the news that was announced today, we have signed an agreement to be acquired subject to regulatory approval to be part IBM for $5 billion U.S. It’s a cash merger, $58 per share is what it represents.

As I said, it is subject to regulatory approval and other customary closing conditions and we would expect it will close sometime in the first calendar quarter of ’08 and I would suspect sort of towards the latter part of that period.

Until the acquisition closes, however, it’s really important to understand that we continue to operate as two separate companies.

We will work a lot on integration planning but there will be no actual integration done and we will continue to sort of operate independently in the marketplace.

In terms of the details of the acquisition and how we’re going organize as we go forward here, we will immediately after close become a segment of IBM’s information management business.

As I said, that segment’s run by Ambuj. It will be an independent segment so we’ll be separated from the other pieces of that group to allow us to continue to drive the momentum that we have and to continue to drive many of the values that are important to us and important to performance management which I’ll talk about in a moment.

So the independent segment – I’ll be meeting that segment within Ambuj’s team and will report directly to him. And Les and Peter both will continue to do what they’ve been doing so well – Les driving the GST and taking advantage of the great leverage that this acquisition presents from a GST perspective for our customers, for our distribution, for our partners.

And Peter will continue to drive the innovation and delivery on the product side. As we all know, we’re just in the midst of a very strong product cycle at 8.3 about to ship.

And, you know, all we want to do is keep all that momentum going. So I’m very, very pleased that the team – the team (unintelligible) sees this as such a positive thing that all we want to do is make sure we get forward momentum here. So there’re no immediate changes to organization to talk about right now.

So why is this good for Cognos? Why is this good for all of us? Well I think the thing that struck us is we’ve, you know, gotten to know the IBM team over the last 15 years, but over the last 30 days, we’ve gotten to know them really well, is their focus on growth – intent focus on growth.

Many companies have different acquisition styles. Most of those styles are about driving downcosts, drive earnings. IBM’s success and especially in software, in driving growth, organic growth in acquisitions is truly impressive.

I would recommend that any of you – if you do a little bit of research, there was a great Wall Street Journal article about two months ago on the software group at IBM and the success of their acquisitions and their focus on growth.

So this is all about growth. This is about increase investment, increase in scope, increased coverage, increased partnership and everyone should know that that IBM is mostly interested in our people and our team and continuing the momentum that we’ve had. So the first message is about growth.

Second is about acceleration. You know, performance management has really become a game for big players. The biggest companies in the world now are relying on solutions from Cognos to drive performance management.

As everyone knows, we have driven an independent approach to this market and in that independent approach, we’ve – you know, we’ve struck this significant with IBM which was elevated about 18 months, the strategic partnership.

And we’ve seen such good outcomes from that partnership that IBM has basically come to us and said, “Look, why don’t we do this together? This is so important to so many people.”

So this really accelerates and drives a leadership in performance management to a level this market’s never seen. And so we’re just thrilled about our ability to realize our vision within the context of the IBM team.

To speak from other acquisitions in the marketplace, there is virtually no overlap in product here that we’re talking about. This is all leverage across the information integration, leverage across the content management, leverage across to middle ware, leverage across to unstructured data. There’s a very, very significant opportunity that Peter is going to talk about with our ability to maintain our momentum because of the lack of overlap that, you know, we’ve seen with all our competitors out there being rationalized.

It enables us to continue to be ERP independent which we all know is a core value of what Cognos believes in – independence from those ERP systems – and no better place to pull that off than within IBM.

It broadens our coverage and I think probably most importantly in our experience of making these things work is the complementary culture that I think IBM and Cognos share – ethics, honesty, integrity, focus on customer, innovation – all these values that are so important to us we also know are important to IBM.

Clearly this kind of announcement creates some uncertainty for some people. There are certain roles people are going to wonder what about – you know, my role, my position, will my position survive?

So up front, we want to first of all acknowledge that there will be some people with some uncertainty. The broad message is IBM is interested in all of our people that continues to drive momentum, first of all.

Second of all, where there are redundancies, which sometimes in these kinds of things occur, we are going to work very hard to make sure there are opportunities for people either elsewhere in the company or elsewhere in IBM, but we want to approach that in a very open way. We want to be talking to people. If people have concerns, we want them to come to us.

We’ll be very open and have a lot of communication with anyone with an uncertainty because the broad story here is one of growth and opportunity for everybody.

So why will this be good for our customers, our partners? Expanded scale and reach customer’s we’ve already spoken to this morning have been very, very supportive of our ability now to really expand what we do, continued support of heterogeneous environments, data sources because it’ll be an independent segment, ERP neutral because IBM partners with everybody.

On one level, IBM’s the biggest ERP company in the world because they partner with everybody’s as opposed to having their own solution.

With as broad and deepened performance management coverage and expertise – as we all know, the biggest thing on our customer’s minds these days is about know-how, service, and how to get the most out of the BI investment and performance management investment.

So with that, I’d like to turn it over to introduce you to Ambuj Goyal who’s going to speak a little bit about his motivation behind this acquisition. Ambuj, if I could turn it over to you.

Ambuj Goyal:	Thank you Rob and thank you for asking me to be here. I’m not sure whether you’re following the charts. Have the charts been distributed? Okay great.

So if you take a look at IBM software group – IBM software group is about a $18 billion business and this year we produced approximately 40% of IBM profits.

In May of this year, IBM announced that we need to continue to grow software much faster than the industry. And over a period of time by 2010, IBM’s performance – 50% of IBM’s performance will be based on software.

So software has been a huge investment area. Over the last six years there have been over 50 acquisitions on top of multi-billion dollar worth of organic investments we did.

We consider ourselves in software in five segments – information management, (unintelligible), assistant management, Lotus collaboration, web (unintelligible) for transaction management and rational for development too.

Information management is the largest branded middle ware business, about 45% of all software groups and going fastest in the industry.

One of the things that I was showing all employees would be that how, over the last two or three years, this business has grown, multi-billion dollar business according to IBC Gartner, 5 to 5-1/2 billion dollar business which has grown over 17% to 18% in the (unintelligible) domain.

So information on demand is the new initiative that we launch to put after burners on information management market.

This is about unlocking the value of information. Information is all over the place. It needs to be freed up, harnessed and delivered in context of business value.

No IBM had invested a lot in things like information infrastructure, what you call EIM by Gartner or other people like information integration, master data management, meta data management, data warehousing, all the infrastructure stuff.

But we did not have the capability to deliver the performance management and business intelligence directly from IBM. We partnered with multiple vendors.

What we have seen over the last couple of years, customers are asking for an integrated stack up and down to deliver extreme performance, real time performance, to make sure that we are delivering end to end projects rather than bringing piece and parts into them.

So we though for our information on demand strategy it was extremely important for us to deliver an integrated capability and we have been working with Cognos for a long period of time.

We’ve worked with other vendors too – other people like Business Objects, Micro-strategy, SAS, but nobody else had the level of partnership we had in a consistent stack so we can deliver the value that the clients are looking for.

When we go into the market, we think in terms of delivery overall end to end value, delivering client satisfaction and a culture of not sell and run.

There are many vendors that sell and then go to the next deal. Our strategies are of sell and support in the sense that more software gets deployed, the better we are in terms of the next deal and the next deal we do.

And we found that not only the (unintelligible) from a technology perspective was consistent, but we had the same culture to make sure our clients are successful.

Now going forward, business intelligence and performance management as Rob said, would be a segment and information management market.

If you move to the next chart, it talks about the other segments we have. One is information platform and solutions which is basically the ERN infrastructure.

This is where we do information integration, massive data management, method data management, things that are the necessary things to bring information forward before the BI and performance management tools can be applied.

Another segment that we have is the database segment where we sell DB2 and form (unintelligible) and of course, the mainframe database, as well as data warehousing.

And the final segment that we have is enterprise content management where we deal with documents and forms and automating paper oriented processes.

But creating an independent segment out here was very important to us because when you go and unlock the value of information, the information could be in any content repository, it could be in any database, and we didn’t want two sales forces to be conflicted in selling databases and information integration and business intelligence and performance management on the other hand.

Although there is a tremendous annuity from a stat perspective and they will see value, having it as an independent segment may create huge value – create a huge value opportunity for both Cognos product line as well as for IBM.

Now I will skip the next two charts. Those are the top level messages and why Cognos – I already said that here – but if you go to the final chart, which for me it’s with Cognos, IBM will become the leading provider of business intelligence technology and performance solutions.

If Cognos already is the leader in BI performance management software and through the acquisition of (unintelligible) it’s also moving into spaces now that we can take and deliver, or Cognos can deliver the complete solution for BI in performance management.

IBM is rated number one in business intelligence services. It’s rated number one in information and integration in master data management and we are leading for (unintelligible) data warehousing technologies.

And of course, with IBM being a leading provider of servers, it is an opportunity for us to deliver complete solutions.

Now we do not mean by that we will sell only IBM stack because clients –we meet the clients where they are. We have no independent play strategy, but it’s our opportunity to provide complete solutions as well as capabilities if customers so choose to do so.

So this is the overall view for us. There are many next steps to follow. As Rob said, we are two independent companies. We have a strategic alliance. We will continue to work together for a period of time as the integration planning is done and the shareholders and the regulatory approvals are sought. And hopefully by 01/02 of ’08 we will bring the two companies together.

And with that, Rob, I will hand it back to you.

Rob Ashe:	Okay, thanks so much Ambuj. I’m going to now hand it over to Peter to talk a little bit about product, if you could Peter.

Peter:

Thanks Rob. I would just, you know, pick up on a couple of words that have been said, I think a lot through the beginning of this – growth being one of the primary ones. Bringing – you know, bringing an opportunity around the portfolio that I know folks have worked so hard to create; bringing an opportunity to continue to drive back growth and continue to drive the innovation in business intelligence and performance management.

I think when I look at this, I’m very, very excited about this as a move for our company. I mean, our partnership with IBM extends clearly back a large number of years.

But particularly, if you think about that as a journey of our big transition to the report on the Cognos site and the decisions that were made there around an open backbone, an SOA architecture, a platform – a business intelligence platform, it would be a foundation of business management solutions and applications.

When you look at that and you look at the alignment, you know, that we’ve driven through this transition. We have IBM philosophy around SOA and around the ability to connect to open data and provide solutions to their customers and deliver the customer success from the customer’s perspective. It’s simply a tremendous amount of alignment.

Already through our alignment, we’ve worked on a number of strategic integrations. And the opportunity’s not to start the integration but to figure out how to releverage and optimize some of those integration points to accelerate, to accelerate the growth that we – and the opportunity we have here.

Certainly there is no significant overlap which is a tremendous opportunity when we look at this in terms of how, you know, will be working in the competitive market with competitors who are still trying to figure out where the big overlaps are. And the combination, I think, of the portfolios here are very, very clean and already has a lot of synergy built in.

So it’s a great opportunity to, you know, to really focus on those two words – accelerate and innovate.

In terms of, you know, what we put a focus on going forward as Rob and Ambuj have said, we’re an independent company so it’s really a question of business as usual.

The teams have worked extremely hard. It’s a very exciting time as we come through the delivery of Cognos’s 8.3 this month – a tremendous achievement from all the focus and effort put into that.

As we move and start on that, you know, the next big stage, we see the 8.1 cycle building on all the great work that’s happened with the TM – with the (unintelligible) TM1 team and so how we bring (unintelligible) into the portfolio of that MR1 step.

The MR1 step also brings back more transformer value right into the core of the Cognos 8 platform and extends it with dashboarding value.

So as we look at this, it’s really about how do we look to leverage but also how do we keep our focus on moving the business forward and delivering and building on that tremendous platform, the Cognos 8 and all the performance management capabilities that are now sitting and leveraging that platform – our enterprise planning, our financial consolidation, the Applix TM1, the Celequest team which will bring in the real time (unintelligible) right into the store – right into the center here with the appliance strategy.

So it’s all about keeping focused. And just so you know, after this call, when the folks (unintelligible) have had a chance to sort of think about things, any questions they have, I just wanted to let you know that tomorrow we will be running phone – telephone calls via conference and live meetings for folks who are in Ottawa to listen and figure out how we best move forward and address any concerns you have with the whole process of keeping the focus on moving forward.

I’d just like to close with the one slide I think a lot of folks got excited about which IDC presented to us at our last whole staff meeting.

And this is IDC’s view. It’s one view of how they see the, you know, this capability of the BI category, of the underpinning of the performance management solutions building and going forward.

And when you look at these categories – reporting, ad (unintelligible) query, (unintelligible), data warehousing, horizontal applications, template data model, ETL and data (unintelligible), search, collaboration, dashboard, visualization, (unintelligible). Moving on to the final category – alerting, predictive analysis, process awareness, content management – when you look at the combined opportunity, I think that the combined portfolio of Cognos and IBM can offer this, there’s just an unbelievable opportunity in the marketplace.

So with that, I’d like to close. I look forward to speaking with you all over the next couple of days and pass over to Les this conference.

Les:	Thanks Peter. What I would like to share with you is a bit of personal perspective having spent – started my career at IBM and spent 16 years there, I can tell you that IBM’s a good company.

It’s a good company with a lot of good people and one of the things that I really respect and I know you will respect as well, is the global footprint that IBM has – the reach and range capability, the ability to walk into the Minister’s office in China and to be at the table with the top people in any enterprise talking about performance management.

Those relationships and the depth of solutions – and we’ve developed some great solutions so far with IBM, including things like the risk management cockpit, the crime information warehouse – we can extend around a performance management framework and really make some great things happy as Ambuj and Rob said, for the customer where it really matters. That’s where it matters.

Now also the thing about IBM that I really respect is it’s a place where you can really grow your skills.

I had an opportunity to work, literally, all over the world with IBM and it just – the breadth and depth of opportunity here is great.

So I just wanted to share that with you and the open agnostic capability – now when we talk about that, I want to make a key point here. We will be – we will support partners outside of IBM global services. We will double the share of global assistant migrators in a space. We’re going to just grow the space.

And I do also want to say that there is a third quarter we need to win. One of the things we always talked about when I was with IBM was win, execute and team. And that’s something that we know how to do – (Todd) know we want to continue to do, very important.

And when you talk about accelerating and innovating, you think about – we’ve always said from time I’ve been here – and everybody at Cognos has always said, we’re going to keep moving this thing up and to the right.

And that’s what this really allows us to do, keep this moving up and to the right, and really enable basic performance management. This is really where we’ve come. We want to enable that as a company.

So like Peter, I will share some more details tomorrow on the GSP calls for me and the Americas in the morning. We’ll talk to Asia Pacific tonight. We will, I do want to say, we will have a club in June and every – we want to get as many people as possible to that and, you know, starting here in the third quarter and into the fourth quarter.

I love the fact that overnight here we’re number one here in the PI, technology services perspective.

Now what to expect with customers? And the conversations have already started. You’ve gotten all the messaging from (Dave Marmer) and the team,

but one key element that IBM has always cared about and we care about is continuity with customers.

We will continue to serve customers the way we do today. (Larry) (unintelligible) midday today. We’re calling all of our top customers, all the execs are dividing and conquering to make sure they’re comfortable and to answer their questions.

And I’ll encourage each and every one of you to reach out and connect. Let’s focus where it matters out with customers on the field not in the locker room here. Talk to them about this acquisition, why it’s good, the fact we’ll support heterogeneous, the fact we’ll accelerate and innovate. You’ve got all the information you need.

As it relates to partners, which is a key area which I really appreciate the way the software group approaches partners. We actually will have a firewall between us and all – us and IBM. We’ll treat IBM just like another partner and we’ll enhance, you know, our ability to work with them and others.

So we’re calling all the partners today and we’ve got letters that will go out and we’ve got slides on that which have been shared with you as well.

So I think, you know, we’re ready to go. I would ask one thing as we close here, leaders need to lead and we need to go out and win today just like we always have. And this visual of moving up and to the right together as a team and make a performance – pervasive performance management a reality, it’s something I think is very inspiring, so I look forward to working with everybody on that. Rob, back over to you.

Rob Ashe:

Thanks Les. We’re going to open it up for a couple questions. We only have time for a couple questions. I’m going to direct you to Mike Cognos in field support. There’s a whole list of FAQs there for you to – you know, questions – we tried to anticipate every question you might ask.

Before we – it’ll be there after the call. Before we turn it over for a couple of questions, I just want to – there’s one group I’d like to reach out to for a moment and that’s our new Applix employees that are probably wondering what hit them to be frank with you with the acquisition with Cognos maybe 30 days ago. It’s been a great post-merger integration that we’ve done so far in terms of getting those teams integrated.

Let me just tell you, you know, the acquisition of Applix into Cognos – it was interesting for us to learn that IBM really coveted that capability and that technology. We’re very, very interested – I think that was one of the things that kind of maybe increased their interest in Cognos.

So for all of our Applix employees, our new employees who are just sitting there saying, “Oh my God, 30 days, two different bosses, two different owners,” we will be reaching out to you as a separate call for Applix employees tomorrow for everybody that called in, to get your questions, to talk.

We will continue our integration work as we planned it. It’s going very well. You will operate as a separate segment within IBM so that work that we’re doing is all just fundamental so when the time of close comes to continue our momentum after the close.

I ask any of you if you have any issues you should feel free to call me or anybody else to talk about it. It’s really a key part of what we’re doing going forward here. I want everybody to be completely comfortable and confident in that.

So operator, we’re going to take two or three questions if you could open up the phone lines.

Operator:	Thank you. Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone.

You will hear a three-tone prompt to acknowledge your request. Your line will then be briefly accessed from the conference to obtain information.

If your question has been answered and you would like withdraw your registration, please press the star followed by the 0.

If you’re using a speaker phone, please lift your handset before entering your request.

Once again, to register for a question, press the 1 followed by the 4.

One moment please for the first question.

Our first question coming from the line of (Patrick Galvery). Please proceed with your question.

(Patrick Galvery):	Hey Rob. How are you? Congratulations.

Rob Ashe:	Thanks (Patrick).

(Patrick Galvery):	The letter that’s going out to the customers, is that something that can be distributed out into the regions so that we can send them to new customers and specific targeted customers?

Rob Ashe:	Yes.

Woman:	It’s on field support.

(Patrick Galvery):	It is on field support. Thank you.

Rob Ashe:	It will actually go out to our customers at noon today.

(Patrick Galvery):	Okay great. And one last question, the target acquisition date, is that something that is expected to be before or after our fiscal year end?

Rob Ashe:

It’s hard for me to say. I mean, IBM – it’s in IBM’s interest to do it as quickly as possible but they have a process they have to go through in terms of their regulatory side of this. So I can’t comment on that, (Pat). We are all working to make it happen as quickly as possible.

(Patrick Galvery):	Thank you.

Operator:	Thank you. Our next question coming from the line of (Derrick Rigere). Please proceed with your question.

(Derrick Rigere):	Good morning gentlemen. Congratulations.

Rob Ashe:	Thanks (Derrick).

(Derrick Rigere):

A quick question. I know there’s probably a little bit of a take out premium in the stock price last week. When you look at the premium of this deal versus that of (Orprine Perian), that’s at TBO, it’s significantly smaller.

Is there any comment any comment on that? Or how should be position that to the field?

Rob Ashe:

Well it’s those sharp negotiators. No, the way that we look at it, (Derrick), is we caught what we call the unaffected stock price. The press release came out, and you’ll notice at the end of press release, you’ll notice a reference to a fairness opinion.

Now a fairness opinion is something that boards get from investment banks to determine the fairness of the offer. And there will be a very comprehensive document that gets released called the History of the Transaction where it’ll go over kind of all the steps that the two companies took between our first – Ambuj’s first call to me and actually agreeing on a price. So you’ll – that will all be public.

What I will tell you is that the unaffected stock price, as we look at this, in our fairness opinion, is that stock price is preceding the SAP Business Objects announcement. The SAP Business Objects announcement increased our stock price by, like, $5 to $6 in terms of what people would call acquisition speculation.

So the unaffected stock price is in the range of $43, $44. If you look at it on that basis, for our shareholders, it represents a very competitive premium of, you know, the neighborhood of the high 20s or 30%. And if you look at it on our rolling 90 day basis, you know with the sto- at a rolling 90 day price of the stock is $40 or $42, it’s a very healthy premium for our shareholders and at the same time, a good deal for IBM.

The way that, you know, we really like to look at these acquisitions from a stockholder fiduciary perspective is less on the premiums relative to the stock prices but more in the multiples relative to the value that we bring to the table.

And the multi- the value that we bring to the table is typically measured as revenue and earnings.

If you look at the revenue multiples on this deal, it is just over what the SAP paid for Business Objects and well in excess of what Oracle paid for Hyperion. And if you look at the earnings multiples, it’s about the same.

And the reason why it’s a little bit more than Business Objects and more than Oracle is we’re more profitable so our revenue delivers more profit to an acquirer so they’re willing to pay a higher multiple on a revenue.

The multiples on a revenue, on a trailing basis are about 4.8, per fiscal year and about 4.5 and on a forward basis about 4.3. We should have very healthy multiples all around.

So the whole team should feel really good about the value they built in the business, the attraction of the business IBM, and IBM’s willingness to agree on a price creates a win/win for both companies.

(Derrick Rigere):	Thank you.

Operator:	Mr. Ashe, there are no further questions at this time.

Rob Ashe:

Okay. That’s great. We’ll close it down. Thanks everyone. Again, as Les said, we’ve got a quarter to close first of all; second of all, we’ve got a lot of great news to share with our customers so let’s get right to it. Thanks everybody.

Man:	Thank you.

Operator:	Ladies and gentlemen that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

Have a great day.

END